Exhibit 99.1

Points International Ltd. Welcomes Southwest Airlines Rapid Rewards to its Points Partner Network

Points.com platform will enhance Southwest’s ability to offer points sales, gifting and transfer capabilities to Rapid Rewards Members

Toronto, Canada, November 28, 2012 – Points International Ltd. (TSX: PTS; NASDAQ: PCOM), owner and operator of the loyalty reward management program platform www.Points.com, today announced a multi-year agreement with Southwest Airlines. Planned to launch in mid-2013, Points will power and manage programs designed to enhance Southwest Rapid Rewards Members’ abilities to collect and share their valuable points.

“Southwest is one of the largest, most honored and innovative airlines in the world,” said Rob MacLean, Chief Executive Officer of Points International. “We are thrilled to be partnering with Rapid Rewards to help increase their program’s member engagement while at the same time drive growth for both of our respective businesses.”

“We are excited to partner with Points International to offer additional enhancements to our Rapid Rewards program,” said Ryan Green, Senior Director of Loyalty & Partnerships at Southwest Airlines. “Southwest is dedicated to providing the best Customer Service, and we are excited about the new features and flexibility we will be able to offer our Rapid Rewards Members through this new partnership.”

Year-to-date, Points International has announced or launched 23 new products with 7 new partners as well as introduced 9 new products with existing partners. These new relationships and products will contribute to 2013 and beyond financial performance, and are cumulatively expected to represent over $50 million in incremental revenues on an annualized basis.

About Points International Ltd.

Points International Ltd. (TSX: PTS; NASDAQ: PCOM), is the owner and operator of Points.com, the global leader in reward currency management providing multiple eCommerce and technology solutions to the world's top loyalty brands. Points.com also manages the largest consumer rewards management platform, allowing more than 3.5 million users to trade, track, exchange, and redeem their loyalty points, miles, and rewards.

Recently, Points International was the recipient of several prestigious awards; the Company was named the 5th largest Canadian software company and the 40th largest Canadian technology company by the 2012 Branham300 list as well as ranked 40th by PROFIT Magazine's top 200 Canadian companies by five-year revenue growth for 2012.

Points.com's solutions enable the management and monetization of loyalty currencies, including frequent flyer miles, hotel points, retailer rewards and credit card points, as well as enhancing loyalty program consumer offerings and back-end operations for more than 40 partners worldwide. Further, Points.com's SaaS products allow eCommerce merchants to add loyalty solutions to their online stores and reward customers for purchases. For more information on Points.com, visit www.pointsinternational.com, follow us on Twitter (@pointsadvisor), fan us on Facebook (www.facebook.com/pointsfans) or read our blog (http://blog.points.com).

About Southwest Airlines Co.

In its 42nd year of service, Dallas-based Southwest Airlines (NYSE: LUV) continues to differentiate itself from other carriers with exemplary Customer Service delivered by nearly 46,000 Employees to more than 100 million Customers annually. Southwest is the nation’s largest carrier in terms of originating passengers boarded, and including wholly-owned subsidiary, AirTran Airways, operates the largest fleet of Boeing aircraft in the world to serve 97 destinations in 41 states, the District of Columbia, the Commonwealth of Puerto Rico, and six near-international countries. Southwest is one of the most honored airlines in the world, known for its commitment to the triple bottom line of Performance, People and Planet. To read about how Southwest is doing its part to be a good corporate citizen, visit southwest.com/citizenship to read the Southwest Airlines One Report™.

Southwest Airlines

From its first flights on June 18, 1971, Southwest Airlines launched an era of unprecedented affordability in air travel quantified by the U.S. Department of Transportation as “The Southwest Effect,” a lowering of fares and increase in passenger traffic wherever the carrier serves. On every flight, Southwest offers Customers the first two pieces of checked luggage (weight and size limitations apply) and all ticket changes without additional fees. Southwest’s all Boeing fleet consistently offers leather seating and the comfort of full-size cabins, many of which are equipped with satellite-based WiFi connectivity and a new, eco-friendly cabin interior. With 39 consecutive years of profitability, the People of Southwest operate more than 3,100 flights a day and serve communities around 78 airports in Southwest’s network of domestic destinations. Southwest Airlines’ frequent flights and low fares are available only at southwest.com.

AirTran Airways

AirTran Airways, a wholly-owned subsidiary of Southwest Airlines Co., offers coast-to-coast and near-international service with close to 600 flights a day to 54 destinations. The carrier’s high-quality product includes assigned seating and Business Class. As Southwest continues to integrate AirTran’s People, places, and planes into Southwest Airlines, Customers of both carriers may book flights at airtran.com and exchange earned loyalty points between both AirTran’s A+ Rewards® and Southwest’s Rapid Rewards® for reward travel on either airline.

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Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively "forward-looking statements"). These forward-looking statements include our expected annualized revenue contribution from our announced or launched partners and products. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points International believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and may not prove to be correct. In particular, there can be no assurance that we will launch announced products at our expected timing or that newly launched products will perform in-market as expected. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points International’s annual information form, Form-40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points International does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Contact:
Addo Communications
Laura Foster / Kimberly Esterkin
lauraf@addocommunications.com / kimberlye@addocommunications.com
(310) 829-5400